UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TRIZEC PROPERTIES, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   89687P 10 7
                      (CUSIP Number of Class of Securities)

                               Trizec Canada Inc.
                           BCE Place, Wellington Tower
                                   Suite 3900
                                 181 Bay Street
                               Toronto, ON M5J 2T3
                                     Canada
                                  416-361-7200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 pages)

                                                              Page 2 of 13 pages

CUSIP No.         89687P  10  7


1)   Names of Reporting Persons
     Peter Munk

     I.R.S. Identification Nos. of Above Persons (entities only) N/A

2)   Check the Appropriate Box if a Member of a Group

                (a)     [    ]
                (b)     [    ]


3)   SEC Use Only


4)   Source of Funds (See Instructions)   N/A (See Item 5)

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [   ]


6)   Citizenship or Place of Organization        Canada

 NUMBER OF SHARES BENEFICIALLY   7)     Sole Voting Power
           OWNED BY                     1,575,717*
             EACH                8)     Shared Voting Power
       REPORTING PERSON                 61,583,680**
             WITH                9)     Sole Dispositive Power
                                        1,575,717*
                                 10)    Shared Dispositive Power
                                        61,583,680**

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      63,159,397

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [    ]

13)   Percent of Class Represented by Amount in Row (11)   41.3%***

14)       Type of Reporting Person (See Instructions)          IN, HC
-------------
* Represents warrants to purchase 1,350,000 shares of Common Stock held directly by Peter Munk that are currently exerciseable and 225,717 exchange certificates of the Issuer, each of which represents a share of Common Stock, held by P.M. Capital Inc., which is wholly-owned by Peter Munk.

** Represents 59,922,379 shares of Common Stock and warrants to purchase 1,661,301 shares of Common Stock that are currently exerciseable, in each case held indirectly through subsidiaries of Trizec Canada Inc.

*** Based on 149,849,246 shares of Common Stock outstanding as of May 14, 2002, as disclosed by Trizec Properties, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002, and as adjusted in accordance with Rule 13d-3(d)(1) under the Act for currently exerciseable warrants to purchase 3,011,301 shares of Common Stock.

                                                              Page 3 of 13 pages

CUSIP No.         89687P  10  7

1)        Names of Reporting Persons
          P.M. Capital Inc.

          I.R.S. Identification Nos. of Above Persons (entities only) N/A

2)        Check the Appropriate Box if a Member of a Group

                     (a)     [    ]
                     (b)     [    ]

3)        SEC Use Only

4)        Source of Funds (See Instructions)          N/A (See Item 5)

5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e) [   ]

6)        Citizenship or Place of Organization        Ontario, Canada

 NUMBER OF SHARES BENEFICIALLY   7)     Sole Voting Power
           OWNED BY                     225,717*
             EACH                8)     Shared Voting Power
       REPORTING PERSON                 61,583,680**
             WITH                9)     Sole Dispositive Power
                                        225,717*
                                 10)    Shared Dispositive Power
                                        61,583,680**

11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          61,809,397
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          [    ]

13)       Percent of Class Represented by Amount in Row (11)   40.8%***

14)       Type of Reporting Person (See Instructions)          CO

-------------
* Represents 225,717 exchange certificates of the Issuer, each of which represents a share of Common Stock, held by P.M. Capital Inc., which is wholly-owned by Peter Munk.

** Represents 59,922,379 shares of Common Stock and warrants to purchase 1,661,301 shares of Common Stock that are currently exerciseable, in each case held indirectly through subsidiaries of Trizec Canada Inc.

*** Based on 149,849,246 shares of Common Stock outstanding as of May 14, 2002, as disclosed by Trizec Properties, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002, and as adjusted in accordance with Rule 13d-3(d)(1) under the Act for currently exerciseable warrants to purchase 1,661,301 shares of Common Stock.

                                                              Page 4 of 13 pages

CUSIP No.         89687P  10  7

1)        Names of Reporting Persons
          Trizec Canada Inc.

          I.R.S. Identification Nos. of Above Persons (entities only)  N/A

2)        Check the Appropriate Box if a Member of a Group

                     (a)     [    ]
                     (b)     [    ]


3)        SEC Use Only

4)        Source of Funds (See Instructions)          N/A (See Item 5)

5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e) [   ]

6)        Citizenship or Place of Organization        Canada

 NUMBER OF SHARES BENEFICIALLY   7)     Sole Voting Power
           OWNED BY                     0
             EACH                8)     Shared Voting Power
       REPORTING PERSON                 61,583,680*
             WITH                9)     Sole Dispositive Power
                                        0
                                 10)    Shared Dispositive Power
                                        61,583,680*

11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          61,583,680
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          [    ]

13)       Percent of Class Represented by Amount in Row (11)   40.6% **

14)       Type of Reporting Person (See Instructions)          CO

------------
* Represents 59,922,379 shares of Common Stock and warrants to purchase 1,661,301 shares of Common Stock that are currently exerciseable, in each case held indirectly through subsidiaries of Trizec Canada Inc.

** Based on 149,849,246 shares of Common Stock outstanding as of May 14, 2002, as disclosed by Trizec Properties, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002, and as adjusted in accordance with Rule 13d-3(d)(1) under the Act for currently exerciseable warrants to purchase 1,661,301 shares of Common Stock.

                                                              Page 5 of 13 pages

CUSIP No.         89687P  10  7

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Trizec Properties, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1114 Avenue of the Americas, 31st Floor, New York, New York 10036.

Item 2.           Identity and Background.

         This Statement is being filed by Peter Munk, a Canadian citizen, P.M. Capital Inc., a company incorporated under the Business Corporations Act (Ontario) ("PMC"), and Trizec Canada Inc., a company incorporated under the Canada Business Corporations Act ("TCI"). TCI is controlled by PMC by reason of PMC's ownership of 100% of the outstanding multiple voting shares of TCI. PMC is wholly owned by Peter Munk. Peter Munk, PMC and TCI are referred to herein as the Reporting Persons. An agreement among the Reporting Persons with respect to the filing of this Statement is attached hereto as Exhibit 1. The Reporting Persons do not affirm the existence of a group.

         The principal occupation of Peter Munk is President and Chairman of TCI, Chairman of the Issuer, and Chairman of Barrick Gold Corporation, a gold mining company. PMC is a holding company that holds shares of TCI, which constitute its primary asset. TCI engages in the U.S. real estate business through its indirect interest in the Issuer, consisting of approximately 40% of the outstanding Common Stock and 100% of the Issuer's outstanding special voting stock and Class F convertible stock, which constitute TCI's principal assets. The business address of Peter Munk, PMC and TCI is BCE Place, Wellington Tower, Suite 3900, 181 Bay Street, Toronto, ON M5J 2T3, Canada.

         Set forth on Schedules A and B to this Statement, and hereby incorporated herein by reference, are the name, business address, present principal occupation or employment, and citizenship of each executive officer and director of PMC and TCI, respectively.

         During the last five years none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of PMC or TCI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         The information set forth or incorporated by reference in Items 4, 5 and 6 below are hereby incorporated by reference herein.

Item 4.           Purpose of Transaction.

         TCI beneficially owns the Common Stock to engage in the U.S. real estate business through its indirect interest in the Issuer, which constitutes its principal asset. TCI may from time to time choose to (1) sell or exchange shares of Common Stock in connection with redemptions of TCI shares, (2) sell shares of Common Stock in connection with conversions of the Issuer's Class F convertible stock and (3) exercise warrants, each of which is exerciseable to acquire one share of Common Stock (the "Warrants"), in connection with TCI stock option exercises.

         Peter Munk and PMC beneficially own the Common Stock, including Warrants and exchange certificates of the Issuer representing underlying shares of Common Stock (the "Exchange Certificates"), for investment purposes. Because neither Peter Munk nor PMC are U.S. persons, either they will sell their Exchange Certificates or the shares of Common Stock underlying such Exchange Certificates will be automatically sold upon the expiration of such Exchange Certificates. Depending on market conditions and other factors, Peter Munk and PMC may from time to time choose to exercise Warrants or otherwise dispose of their interests in the Common Stock.

                                                              Page 6 of 13 pages


         Other than as set forth in this Statement, the Reporting Persons currently have no plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of
Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with the Issuer or others the Reporting Persons' positions with respect to the Issuer which would thereafter result in the adoption of such plans or proposals.

Item 5.           Interest in Securities of the Issuer.

         (a) The Responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are hereby incorporated herein by reference.

         Except as disclosed in Schedule C and in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A and B to this Statement beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

         (b) The Responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement are hereby incorporated herein by reference.

         Except as disclosed in Schedule C and in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A and B to this Statement has the power to vote or direct the vote or to dispose or direct the disposition of any of the Common Stock which they may be deemed to beneficially own.

         (c) As of February 14, 2002, the date on which the Issuer's registration statement on Form 10 became effective under the Act, Peter Munk and PMC, through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn Corporation ("TrizecHahn"), were the ultimate beneficial owners of 99.9% of all outstanding shares of Common Stock held by TrizecHahn indirectly through subsidiaries. Pursuant to a plan of arrangement (the "Arrangement") that was approved by shareholders of TrizecHahn and by the Superior Court of Justice of Ontario, Canada, and that became effective at the earliest moment of May 8, 2002 (the "Effective Time"), TCI acquired beneficial ownership, substantially through wholly-owned subsidiaries, of all of the multiple voting shares and subordinate voting shares of TrizecHahn from the holders thereof in exchange for one or more of the following securities: (1) shares of Common Stock, some of which were represented by Exchange Certificates, and (2) TCI shares. In accordance with the terms of the Arrangement, shares of Common Stock, Exchange Certificates and TCI shares were allocated, subject to pro-ration, on the basis of the TrizecHahn shareholders' elections, certifications as to their status as "Qualifying U.S. Persons" or Canadian residents, and delivery of TrizecHahn share certificates. The following transactions relating to the Common Stock occurred in connection with the Arrangement.

         On April 19, 2002, in connection with the Arrangement, 150,000 shares of the Issuer's Series B convertible preferred stock, par value $1.00 per share (the "Series B Stock"), indirectly held by TrizecHahn and ultimately beneficially owned by Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) were converted into 5,686,669 shares of Common Stock pursuant to the terms of the Series B Stock. The conversion ratio was determined by the Issuer's board of directors to reflect $26.38 as the fair market value of the Common Stock on that date. Following this conversion of Series B Stock, Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) were the ultimate beneficial owners of 99.9% of all outstanding shares of Common Stock.

         In connection with the Arrangement, the Issuer paid a dividend on the Common Stock on May 6, 2002 payable in Warrants and cash. The dividend was paid in Warrants to an indirect, wholly-owned subsidiary of TrizecHahn and in cash to all other holders of the Issuer's common stock pursuant to their consent. The Issuer issued a total of 8,772,418 Warrants to an indirect, wholly-owned subsidiary of TrizecHahn on May 6. Following this issuance of Warrants, Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) were the ultimate beneficial owners of 99.9% of all outstanding shares of Common Stock, including shares issuable upon the exercise of Warrants.

         On May 7, 2002, in connection with the Arrangement, (1) 699,400 shares of the Issuer's Class C convertible preferred stock, par value $1.00 per share (the "Class C Stock"), indirectly held by TCI were converted

                                                              Page 7 of 13 pages

into approximately 42,193,745.7 shares of Common Stock; (2) 742,501.6 shares of Series B Stock indirectly held by TCI were converted into approximately 40,721,818.6 shares of Common Stock; and (3) 207,498.4 shares of Series B Stock ultimately beneficially owned by Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) were converted into approximately 11,380,058.9 shares of Common Stock. The conversion ratios for the foregoing Series B Stock and Class C Stock conversions were determined by the Issuer's board of directors to reflect $18.23 as the fair market value of the Common Stock on that date. As a result of these Series B Stock and Class C Stock conversions, (1) Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) ultimately beneficially owned 43.6% of all outstanding shares of Common Stock, including shares issuable upon the exercise of Warrants, and (2) TCI ultimately beneficially owned 15.4% of all outstanding shares of Common Stock, including shares issuable upon the exercise of Warrants.

         Following the above-described conversions of the Issuer's Series B Stock and Class C Stock, on May 7, 2002, immediately prior to the Effective Time, each outstanding share of Common Stock was split into approximately 1.084 shares of Common Stock in connection with the Arrangement. This stock split was made pursuant to an amendment to the Issuer's certificate of incorporation. As a result of the stock split, immediately prior to the Effective Time, (1) Peter Munk and PMC (through PMC's direct ownership of all outstanding multiple voting shares of TrizecHahn) continued to ultimately beneficially own 43.6% of the outstanding shares of Common Stock, and (2) TCI continued to ultimately beneficially own 56.4% of the outstanding shares of Common Stock.

         Pursuant to the Arrangement and as of the Effective Time, (1) PMC indirectly exchanged through a wholly-owned subsidiary all outstanding TrizecHahn multiple voting shares for all authorized TCI multiple voting shares;
(2) PMC indirectly exchanged through a wholly-owned subsidiary 2,198,152 TrizecHahn subordinate voting shares for a combination of 1,972,435 TCI subordinate voting shares and 225,717 Exchange Certificates representing an equivalent number of shares of Common Stock; and (3) 1,900,000 TrizecHahn stock options held by Peter Munk were exchanged for 550,000 TCI stock options and 1,350,000 Warrants.

         Also pursuant to the Arrangement and as of the Effective Time, all other outstanding TrizecHahn shares were exchanged for a combination of TCI subordinate voting shares and all but one share of Common Stock that TCI indirectly beneficially owned immediately prior to the Effective Time, some of which were represented by Exchange Certificates. As a result of this exchange, TCI indirectly acquired beneficial ownership of 59,922,378 shares of Common Stock and 1,661,301 Warrants. Through their acquisition of all outstanding TCI multiple voting shares pursuant to the Arrangement, Peter Munk and PMC acquired ultimate beneficial ownership of these shares of Common Stock and Warrants. TCI intends to indirectly own one Warrant for every outstanding TCI stock option and expects to cause the exercise of these Warrants whenever and to the extent that one or more TCI stock options are exercised.

         None of the persons listed in Schedules A and B hereto received securities of the Issuer pursuant to the Arrangement in exchange for TrizecHahn Options or TrizecHahn shares except as described in this Item 5 and as set forth in Schedule C, which is hereby incorporated herein by reference. Except as disclosed in this Statement, none of the Reporting Persons nor to the best of their knowledge, any of the persons listed on Schedules A and B, have effected any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         In connection with the Arrangement, Peter Munk became a party to a warrant agreement by and among the Issuer, Emerald Blue Kft, as the initial registered holder of Warrants thereunder, and any subsequent registered holders of Warrants thereunder, dated as of April 25, 2002 (the "Warrant Agreement"), as a subsequent registered holder of 1,350,000 Warrants. Pursuant to the Warrant Agreement, Peter Munk has the right to transfer the Warrants and has the right to exercise any of such Warrants to acquire shares of Common Stock at any time prior to the expiration date of such Warrants upon payment of the applicable exercise price. The foregoing summary of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is included as Exhibit 2 to this Statement and is hereby incorporated herein by reference.

         In connection with the Arrangement, the Issuer, TCI and an indirect, wholly-owned subsidiary of TCI entered into a registration rights agreement dated as of May 2, 2002 (the "Registration Rights Agreement").

                                                             Page 8 of 13 pages


Pursuant to the Registration Rights Agreement, the Issuer has agreed to file and maintain effective a shelf registration statement at its expense registering certain shares of Common Stock that TCI or certain of its subsidiaries may from time to time desire to sell or exchange in connection with redemptions of TCI shares. Pursuant to the Registration Rights Agreement, the Issuer also has agreed to file and maintain effective other resale registration statements at its expense registering certain shares of Common Stock that TCI or certain of its subsidiaries may from time to time desire to sell, including in connection with conversions of the Issuer's Class F convertible stock. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 3 to this Statement and is hereby incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

1. Joint Filing Agreement by and among Peter Munk, P.M. Capital Inc. and Trizec Canada Inc. dated as of May 16, 2002

2. Warrant Agreement by and among Trizec Properties, Inc., Emerald Blue Kft, as the initial registered holder of warrants thereunder, and any subsequent registered holders of warrants thereunder dated as of April 25, 2002

3. Registration Rights Agreement by and among Trizec Properties, Inc., Trizec Canada Inc. and Emerald Blue Kft dated as of May 2, 2002

                  [Remainder of page intentionally left blank]

                                                              Page 9 of 13 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:


       May 17, 2002                     /s/ Peter Munk
                                      --------------------------------
                                      Peter Munk


       May 17, 2002                   P.M. CAPITAL INC.


                                      By:    /s/ Peter Munk
                                           ---------------------------
                                      Name:    Peter Munk
                                      Title:   President


       May 17, 2002                   TRIZEC CANADA INC.


                                      By:    /s/ Peter Munk
                                           ---------------------------
                                      Name:    Peter Munk
                                      Title:   President and Chairman

                                                             Page 10 of 13 pages



                                   SCHEDULE A

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

               P.M. Capital Inc. Directors and Executive Officers


Name, Title                          Business Address           Principal Occupation              Citizenship

Peter Munk, President and          BCE Place, Wellington      President and Chairman of             Canada
Sole Director                        Tower, Suite 3900           Trizec Canada Inc.,
                                      181 Bay Street             Chairman of Trizec
                                    Toronto, ON M5J 2T3         Properties, Inc., and
                                          Canada              Chairman of Barrick Gold
                                                              Corporation (gold mining
                                                                      company)

Frank Penny, Vice President      120 Adelaide Street West,       President of Clover                Canada
                                        Suite 2150               Administration Inc.
                                    Toronto, ON M5H 1T1        (administrative service
                                          Canada                      company)


Melanie Munk, Treasurer            BCE Place, Wellington            Treasurer of                    U.K.
                                     Tower, Suite 3900            P.M. Capital Inc.
                                      181 Bay Street
                                    Toronto, ON M5J 2T3
                                          Canada

                                                             Page 11 of 13 pages

                                   SCHEDULE B

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

               Trizec Canada Inc. Directors and Executive Officers

Name, Title                          Business Address           Principal Occupation              Citizenship

Peter Munk, President,             BCE Place, Wellington      President and Chairman of             Canada
Chairman and Director                Tower, Suite 3900           Trizec Canada Inc.,
                                      181 Bay Street             Chairman of Trizec
                                    Toronto, ON M5J 2T3         Properties, Inc., and
                                          Canada              Chairman of Barrick Gold
                                                              Corporation (gold mining
                                                                      company)

Howard L. Beck, Director             The Edison Centre        Chairman of Westcam Inc.              Canada
                                         Suite 304           (designer and manufacturer
                              2345 Yonge Street of               of image systems)
                                Toronto, ON M4P 2E5 Canada

C. William D. Birchall,            "Wakaya", Ranger Road         Corporate Director                  U.K.
Director                                Lyford Cay
                                      Nassau, Bahamas

Christopher Mackenzie,              1114 Avenue of the           President and Chief                 U.K.
Director                           Americas, 31st Floor         Executive Officer of
                                    New York, NY 10036         Trizec Properties, Inc.

Anthony Munk, Director               712 - 5th Avenue          Vice President of Onex               Canada
                                        40th Floor            Corporation (diversified
                                    New York, NY 10019            manufacturing and
                                                                  service company)

Gregory C. Wilkins, Director       BCE Place, Wellington         Corporate Director                 Canada
                                     Tower, Suite 3900
                                      181 Bay Street
                                    Toronto, ON M5J 2T3
                                          Canada

Robert B. Wickham, Chief           BCE Place, Wellington       Chief Financial Officer              Canada
Financial Officer and                Tower, Suite 3900         and Secretary of Trizec
Secretary                             181 Bay Street                 Canada Inc.
                                    Toronto, ON M5J 2T3
                                          Canada


                                                             Page 12 of 13 pages

                                   SCHEDULE C

            BENEFICIAL OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS


Name, Title                      Number of Shares of Common   Nature of Power to Vote      Nature of Power to Dispose
                                 Stock Beneficially Owned

Peter Munk, President,           1,575,717 (1)                Sole                         Sole
Chairman and Director of TCI
and President and Director of
PMC
                                 61,583,680 (2)               Shared                       Shared

Howard L. Beck, Director of      11,897 (3)                   Sole                         Sole
TCI

C. William D. Birchall,          652,344 (4)                  Sole                         Sole
Director of TCI
                                 10,649 (5)                   Shared                       Shared

Christopher Mackenzie,           682,500 (6)                  Sole                         Sole
Director of TCI

Gregory C. Wilkins, Director     964,080 (7)                  Sole                         Sole
of TCI

Robert B. Wickham, Chief         75,000 (8)                   Sole                         Sole
Financial Officer and
Secretary of TCI


--------------------------

(1) Represents currently exerciseable warrants to purchase 1,350,000 shares of Common Stock held by Mr. Munk and 225,717 exchange certificates of the Issuer, each of which represents a share of Common Stock, held by P.M. Capital Inc., which is wholly-owned by Mr. Munk.

(2) Represents 59,922,379 shares of Common Stock and currently exerciseable warrants to purchase 1,661,301 shares of Common Stock, in each case held indirectly through subsidiaries of Trizec Canada Inc.

(3) Represents currently exerciseable warrants to purchase 6,250 shares of Common Stock and 5,647 exchange certificates of the Issuer, each of which represents a Share of Common Stock.

(4) Represents currently exerciseable warrants to purchase 525,000 shares of Common Stock and 127,344 exchange certificates of the Issuer, each of which represents a share of Common Stock. On May 10, 2002, Mr. Birchall sold 50,000 exchange certificates of the Issuer at C$25.48 per exchange certificate. On May 14, 2002, Mr. Birchall sold 25,000 exchange certificates fo the Issuer at C$25.342 per excahnge certificate. On May 16, Mr. Birchall sold 3,081 exchange certificates of the Issuer at $16.75 per exchange certificate.

(5) Represents 10,649 exchange certificates of the Issuer, each of which represents a share of Common Stock, which exchange certificates are held by a family member of Mr. Birchall.

(6) Represents 7,500 exchange certificates of the Issuer, each of which represents a share of Common Stock, and currently exerciseable warrants to purchase 675,000 shares of Common Stock.

(7) Represents currently exerciseable warrants to purchase 691,000 shares of Common Stock and 3,080 exchange certificates of the Issuer, each of which represents a share of Common Stock.

(8)  Represents currently exerciseable warrants to purchase shares of Common
     Stock.

                                                             Page 13 of 13 pages

                                INDEX OF EXHIBITS

Exhibit
Number                             Description

1. Joint Filing Agreement by and among Peter Munk, P.M. Capital Inc. and Trizec Canada Inc. dated as of May 16, 2002

2. Warrant Agreement by and among Trizec Properties, Inc., Emerald Blue Kft, as the initial registered holder of warrants thereunder, and any subsequent registered holders of warrants thereunder dated as of April 25, 2002

3. Registration Rights Agreement by and among Trizec Properties, Inc., Trizec Canada Inc. and Emerald Blue Kft dated as of May 2, 2002